John Mahon 202.729.7477	Writer’s E-mail Address John.Mahon@srz.com

September 16, 2016

VIA EDGAR

Christina DiAngelo Fettig, CPA

James E. O’Connor, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                           Great Elm Capital Corp.

Registration Statement on Form N-14

(File Nos. 814-01211 and 333-212817)

Dear Ms. Fettig and Mr. O’Connor:

On behalf of Great Elm Capital Corp. (the “Company”), set forth below are the Company’s responses to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company on September 13, 2016 with respect to the Company’s Registration Statement on Form N-14 (File No. 333-212817), filed with the Commission on August 1, 2016 (the “Registration Statement”) to register the shares of the Company’s common stock to be issued in connection with the merger of Full Circle Capital Corporation (“Full Circle”) with and into the Company (the “Merger”), and the prospectus of the Company and the proxy statement of Full Circle included therein (the “Proxy Statement/Prospectus”). The Staff’s comments are set forth below in italics and are followed by the Company’s responses. Where revisions to the Proxy Statement/Prospectus are referenced in the below responses, such revisions are indicated by proposed marked pages from the Proxy Statement/Prospectus attached hereto.

General

1.            Comment: We note that the consent of RSM US LLP attached as an exhibit to the Registration Statement does not specifically consent to the reference to the firm under the heading “Senior Securities of Full Circle.”  Please update the consent accordingly or explain on a supplemental basis why this has been omitted from the consent.

Response: The Company acknowledges the Staff’s comment and will file an updated consent from RSM US LLP consenting to the reference to it in the “Senior Securities of Full Circle” section of the Proxy Statement/Prospectus as an exhibit to the next pre-effective amendment to the Registration Statement.

Christina DiAngelo Fettig

James E. O’Connor

September 16, 2016

2.            Comment: Please recalculate the example set forth in the “Comparative Fees and Expenses” section of the Proxy Statement/Prospectus to conform to the Staff’s standard formula.

Response: The Company has revised the above-referenced example set forth on page 35 of the Proxy Statement/Prospectus in response to the Staff’s comment.

3.            Comment:  Please provide the Staff on a supplemental basis with an updated copy of the calculations used in preparing the applicable asset coverage ratios included in Full Circle’s senior securities table to reflect all figures as of March 31, 2016.

Response: The Company has attached an updated copy of the above-referenced calculations as Annex A hereto.

4.            Comment: Please reformat the Pro Forma Schedule of Investments to include separate columns showing the cost and fair value of assets contributed by the three private funds that will contribute investments to the Company (collectively, the “Mast Funds”) and by Full Circle, as well as columns for the pro forma combined.

Response: The Company has updated the pro forma schedule of investments starting at page 80 of the Proxy Statement/Prospectus in response to the Staff’s comment.

5.            Comment: Please update the Pro Forma Schedule of Investments to include footnotes noting those investments of Full Circle that would be considered “non-qualifying” under Section 55 of the Investment Company Act of 1940, as amended (the “1940 Act”). In addition, please confirm to the Staff that the Company expects non-qualifying investments to represent less than 30% of the Company’s total assets upon consummation of the Merger.

Response: The Company has updated the pro forma schedule of investments starting at page 80 of the Proxy Statement/Prospectus in response to the Staff’s comment.  In addition, the Company confirms that it expects non-qualifying investments to represent less than 30% of the Company’s total assets upon consummation of the Merger.

6.            Comment: Please explain on a supplemental basis why the values of portfolio investments to be contributed by the MAST Funds set forth in the Pro Forma Schedule of Investments (dated as of March 31, 2016) are the same as the values in the Special Purpose Schedule of Investments (dated as of June 30, 2016) and add any necessary disclosure to the Schedules of Investments to clarify this.

Response: The values of portfolio investments to be contributed by the MAST Funds set forth in the Pro Forma Schedule of Investments (dated as of March 31, 2016) has been adjusted in the Proxy Statement/Prospectus in response to the Staff’s comment.

7.            Comment:  Please confirm on a supplemental basis whether the Company has undertaken a due diligence review with respect to the valuation methodology of Full Circle as compared to the valuation methodology that the Company intends to employ, specifically noting whether the Company would have reached materially different valuations than Full Circle with respect to the portfolio assets to be acquired from Full Circle as of March 31, 2016.  Please note that the Staff would expect any such material difference to be reflected in the pro forma financial statements included in the Proxy Statement/Prospectus.

Christina DiAngelo Fettig

James E. O’Connor

September 16, 2016

Response:  The Company confirms to the Staff on a supplemental basis that, in connection with its due diligence review performed in connection with this transaction, it evaluated the valuation methodology utilized by Full Circle. The Company did not, however, perform its own formal valuations of Full Circle’s investment portfolio.  As to investments as to which Level 1 or Level 2 information is not available, the Company intends to follow a substantially similar methodology to the methodology employed by Full Circle. The Company does not yet have sufficient information to determine whether there will be material differences between the Company’s view of the Level 3 unobservable inputs with respect to the positions in Full Circle’s portfolio and Full Circle’s current view of fair value.

8.            Comment: Please include a “total” line item for the column entitled “Cost” in the Special Purpose Schedule of Investments.

Response: The Company has revised the Special Purpose Schedule of Investments beginning on page F-9 of the Proxy Statement/Prospectus in response to the Staff’s comment.

9.            Comment: Please confirm to the Staff on a supplemental basis that each factor from the AICPA Audit Risk Alert from 2013-2014 regarding disclosure in special purpose schedules of investments has been addressed in the Special Purpose Schedule of Investments.

Response: The Company has added disclosure on page 2 and page F-14 of the Proxy Statement/Prospectus in response to the Staff’s comment, and further confirms that each of the above-referenced factors has been addressed therein.

10.    Comment: Please confirm to the Staff on a supplemental basis that each factor from the AICPA Audit Risk Alert from 2011-2012 regarding disclosure in pro forma schedules of investments has been incorporated into the notes to the Pro Forma Schedule of Investments.

Response: The Company confirms that each of the above-referenced factors has been considered.

11.   Comment: Please update the Q&A section of the Proxy Statement/Prospectus to provide a more detailed summary of the transaction costs associated with the Merger, including the total expected costs, type of costs expected to be incurred, and rationale for allocation of such costs.  Please also clarify which parties will pay which expenses.  Specifically, we note a reference to affiliates paying the Company’s transaction-related expenses in the event the Merger is not consummated, along with conflicting disclosure reflecting the expense reimbursement provision included in the Merger Agreement.

Response: The Company has revised the above-referenced section of the Proxy Statement/Prospectus beginning on page vii in response to the Staff’s comment.

12.    Comment: Please revise the disclosure included in the Proxy Statement/Prospectus regarding the tax nature of the Special Distribution to specifically note that a portion of the Special Distribution could be treated as a “tax return of capital.”

Response: The Company has revised the above-referenced disclosure set forth on pages vi, 4 and 59 of the Proxy Statement/Prospectus in response to the Staff’s comment.

Christina DiAngelo Fettig

James E. O’Connor

September 16, 2016

13.    Comment: Please include updated organizational and offering costs in a “Recent Developments” section in the Proxy Statement/Prospectus.  To the extent such costs have changed materially from the amounts set forth in the audited financial statements of the Company, please update the footnotes to such financial statements to reflect the more recent figures.

Response:  The audited financial statements of the Company and the notes thereto reflect the organizational and offering costs as of the date of the audit (June 30, 2016).  However, the Company has added detailed disclosure on page vii in order to provide the updated organizational and offering costs as of the measurement date.

14.    Comment: Please advise the Staff on a supplemental basis whether the tax basis of the investments to be acquired by the Company in connection with the Merger will equal their fair value at the time the Merger is completed.

Response:  The Company advises the Staff on a supplemental basis that, as noted on page 58 of the Proxy Statement/Prospectus, “GECC’s tax basis in the assets of Full Circle transferred pursuant to the Merger will be the same as Full Circle’s tax basis in those assets immediately before the Merger.”

15.    Comment: Please advise the Staff on a supplemental basis whether the Mast Funds, or any affiliates thereof, will continue to hold equity interests in Avanti after completion of the Merger.  If so, please provide the Staff with an analysis regarding why the holding of such equity position by the Mast Funds concurrent with the Company holding a debt position in Avanti would not result in a joint enterprise or arrangement involving affiliates in violation of Section 57(a) under the 1940 Act.

Response: The Company advises the Staff on a supplemental basis that while the Mast Funds will hold equity interests in Avanti subsequent to completion of the Merger, those equity interests, in the aggregate, represent approximately 11% of Avanti’s voting securities.  In addition, the Mast Funds do not have any board or management rights with respect to Avanti that would otherwise indicate potential control.  In contrast to the Staff’s Issues of Interest note dated November 27, 2012, where a BDC holding securities of “a Portfolio Company controlled by a BDC Affiliate” may lead to a finding of a joint enterprise or arrangement under Section 57(a)(4), the Mast Funds will not have control with respect to Avanti and mere affiliation, as opposed to control, should not trigger Section 57(a)(4) in this context. As a result, the Company does not believe that the mere holding of a debt investment in Avanti by the Company concurrent with the Mast Funds’ holding of a non-controlling equity interest therein should, alone, be viewed as a joint enterprise or arrangement in violation of Section 57(a) under the 1940 Act.

*          *          *

Christina DiAngelo Fettig

James E. O’Connor

September 16, 2016

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 729-7477.

Sincerely,

/s/ John J. Mahon

John J. Mahon

cc:                              Peter Reed, Chief Executive Officer / Great Elm Capital Corp.

Christina DiAngelo Fettig

James E. O’Connor

September 16, 2016

Annex A

Calculation For Asset Coverage Ratio Included in Senior Securities Table (as of March 31, 2016)

	Total Assets	$116,127,141
Less:	Liabilities not representing senior securities	$1,451,943

Equals:	Assets for Numerator	$114,675,198

	Senior Securities	$33,645,525

Coverage Ratio		340.83%